Filed Pursuant to Rule 433

Registration Statement No. 333-202524

STEP INCOME SECURITIES® (STEPS®)

STEP Income Securities® Linked to a Basket of Four Common Stocks
Issuer	HSBC USA Inc. (“HSBC”)
Principal Amount	$10.00 per unit
Term	Approximately one year and one week
Market Measure	An equally weighted basket of four common stocks comprised of 3M Company (NYSE symbol: “MMM”), AT&T Inc. (NYSE symbol: “T”), Pfizer Inc. (NYSE symbol: “PFE”), and QUALCOMM Incorporated (NASDAQ symbol: “QCOM”) (each, a “Basket Stock”)
Interest	7% per year, paid quarterly
Payout Profile at Maturity

•   A payment of [$0.10 to $0.50] per unit if the Market Measure increases to or above 107% of the Starting Value

•   1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of the principal amount at risk

Step Level	107% of the Starting Value
Step Payment	[$0.10 - $0.50] per unit, a [1% - 5%] return over the principal amount, to be determined on the pricing date
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase to or above the Step Level, are willing to forgo full upside participation above the Step Level in exchange for earning fixed interest payments and potentially a fixed Step Payment, and are willing to accept full downside risk.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000114420416081310/v431455_fwp.pdf
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes, including repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Your investment return is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Basket Stocks.
•	Changes in the price of one or more of the Basket Stocks may be offset by changes in the price of one or more of the other Basket Stocks.
•	The estimated initial value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
•	You will have no rights of a holder of the Basket Stocks, and you will not be entitled to receive shares of the Basket Stocks or dividends or other distributions by the Underlying Companies.
•	The issuer, MLPF&S and their respective affiliates do not control the Underlying Companies and are not responsible for any disclosure made by the Underlying Companies. The Underlying Companies will have no obligations relating to the notes.
•	The Redemption Amount will not be adjusted for all corporate events that could affect the Basket Stocks.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

HSBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for each of the offerings to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and these offerings. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, HSBC, any agent, or any dealer participating in these offerings will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.